January 31, 1997






Board of Directors
Net Lnnx, Inc.
324 Datura Street, Suite 150
West Palm Beach, FL 33401


Re: Letter of Resignation From Board of Directors


     I hereby resign as a director of Net Lnnx, Inc. as of January 31, 1997.

Sincerely,


/s/Robert C. Hackney